04019770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGAN SCHIFF & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 PARK AVENUE - 8th FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VIRGINIA D. DODSON 212-548-6750
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN KOENIGSBERG & PARKER, LLP
(Name — if individual, state last, first, middle name)

888 SEVENTH AVENUE (Address) NEW YORK, (City) NY (State) 10106 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILLIP EAN COHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORGAN SCHIFF & CO., INC., as of December 31, [redacted]2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CHAIRMAN

Title

Notary Public

RENEE HANERFELD
Notary Public, State of New York
No. 03-4868233
Qualified in Kings County
Commission Expires Jan. 26, 2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN SCHIFF & CO., INC.

FINANCIAL STATEMENTS

December 31, 2003

(With Independent Auditors' Report)

SEC MAIL PROCESSING
RECEIVED
AUG 23 2004
WASH. D.C. 179 SECTION

MORGAN SCHIFF & CO., INC.

TABLE OF CONTENTS

For the Year Ended December 31, 2003

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report

To the Board of Directors
Morgan Schiff & Co., Inc.:

We have audited the accompanying statement of financial condition of Morgan Schiff & Co., Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Schiff & Co., Inc. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's most significant sources of revenue are the subject of various governmental and regulatory investigations, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Spielman Koenigsberg & Parker LLP

July 8, 2004

MORGAN SCHIFF & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

Assets	
Current	
Cash and cash equivalents	$ 224,084
Receivable from clearing organizations, net	24,000
Receivable from Chairman	1,407,117
Employee advances	296,224
Inventory	1,504
Prepaid expenses	31,157
Total current assets	1,984,086
Furniture and equipment – at cost, less accumulated depreciation or $326,141	10,605
Other assets	66,999
Total assets	$ 2,061,690
Liabilities	
Current	
Accounts payable and accrued expenses	$ 15,188
Income taxes payable	34,274
Payroll taxes payable	59,171
Total liabilities	108,633
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized, 200 shares issued and outstanding	2
Additional paid-in capital	2,368,750
Accumulated deficit	(415,695)
Total stockholder's equity	1,953,057
Total liabilities and stockholder's equity	$ 2,061,690

The accompanying notes are an integral part of these financial statements.

MORGAN SCHIFF & CO., INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2003

Revenue	
Retainers	$ 2,299,365
Reimbursable income	1,443,766
Advisory	940,833
Commissions	288,703
Other	47,250
Private placement fees	16,720
Interest income	736
Total revenue	5,037,373
Expenses	
Employee compensation and benefits	2,245,203
Reimbursable expenses	1,901,537
General and administrative	383,716
Travel and entertainment	128,839
Professional fees	108,188
Brokerage clearing fees	40,052
Depreciation	10,895
Regulatory fees	6,486
Communications	3,968
Total expenses	4,828,884
Income before provision from income taxes	208,489
Provision for income taxes	65,922
Net income	$ 142,567

The accompanying notes are an integral part of these financial statements.

MORGAN SCHIFF & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2003

	Common Stock $.01 Par Value 1,000 Shares Authorized, 200 Shares Issued and Outstanding	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2003	$ 2	2,368,750	(558,262)	1,810,490
Net income			142,567	142,567
Balance, December 31, 2003	$ 2	$ 2,368,750	$ (415,695)	$ 1,953,057

The accompanying notes are an integral part of these financial statements.

MORGAN SCHIFF & CO., INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 142,567
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	10,895
(Increase) decrease in:	
Receivable from clearing organizations, net	(7,042)
Receivable from Chairman	(55,021)
Employee advances	(247,048)
Prepaid expenses	(4,057)
Inventory	(379)
Other assets	(1,000)
Accounts receivable	88,165
Decrease in:	
Accounts payable and accrued expenses	(34,815)
Income taxes payable	(25,680)
Payroll taxes payable	(91,791)
Net cash used in operating activities	(225,206)
Net decrease in cash and cash equivalents	(225,206)
Cash and cash equivalents, beginning of year	449,290
Cash and cash equivalents, end of year	$ 224,084
Supplemental disclosure:	
Cash paid during the year for:	
Income taxes	$ 57,162

The accompanying notes are an integral part of these financial statements.

MORGAN SCHIFF & CO., INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

1. Organization

Morgan Schiff & Co., Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company provides investment banking and financial advisory services to clients. The Company's brokerage business clears on a fully disclosed basis through another broker/dealer. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission, and customer transactions are not reflected in the accompanying financial statements. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. This exposure is reduced by the Company's policy of closely monitoring these accounts.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimated and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from management's estimates.

Cash equivalents represent investments in money market mutual funds.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is provided on a straight-line basis over estimated useful lives of three to ten years.

Financial Advisory and Private Placement Fees

Financial advisory and private placements fees are earned by the Company for assisting clients in various investment banking activities. These fees are recorded as services are completed, at the date of a particular transaction's completion.

3. Related Party Transactions

The Company has entered into an agreement with the Chairman, which expires on February 13, 2005, whereby the Company can sell to the Chairman its inventory, which is being carried at its closing bid price in the over-the-counter market. The purchase price per the agreement is higher than the current market value by $1,871. The difference is included in the receivable from Chairman and is reflected as such in the financial statements.

In addition, the Chairman has controlling or non-controlling ownership interests in companies for which the Company provided services during the year. Included in advisory, retainers, and private placement fees are $2,299,365, $940,833, and $16,720, respectively, related to such services. In addition, general and administrative expenses are shown net of the rent expense under its sublease of $279,469, as the rent was reimbursed by companies for which the Company provided services. There are additional expenses that are disbursed by the Company, and subsequently reimbursed by the companies in which the Chairman has controlling or non-controlling ownership interests (see Note 5).

The companies which are mentioned above are the subject of various regulatory and governmental (civil and criminal) investigations. The results of these investigations may impact the Company's ability to continue to provide services to these companies, which raises substantial doubt about its ability to continue as a going concern. The continued existence of the Company is dependent upon the Chairman (the stockholder) and the results of these investigations.

4. Income Taxes

For income tax purposes, the Company has elected to operate as an S corporation. As an S corporation, the Company is not liable to pay federal income tax. The income is passed though to the stockholder who includes such income in his federal tax return.

New York City does not recognize S corporation status: New York State does recognize S corporation status, but imposes tax on such corporations. Therefore, the Company continues to provide for New York State and New York City taxes.

The difference between the effective and statutory rate is primarily due to the impact of New York City's alternative tax on officers' compensation, which effectively disallows all deductions for such compensation.

There are no material book-tax differences as of December 31, 2003.

5. Commitments and Contingencies

On October 31, 1997, the Company entered into a sublease agreement with respect to its operations. The terms of this lease were extended on August 31, 2003 to include the six months ending July 31, 2004. The minimum annual rental commitment under this sublease, exclusive of taxes and other charges, in 2004 is $174,720.

The Company's membership in the National Association of Securities Dealers (the "NASD") has been suspended because it did not timely file its Annual Audited Report for the period ended December 31, 2003. As a result, the NASD may bring charges and/or impose additional restrictions on the Company. Additionally, the Company has been conducting business in some states where it is not registered as a broker-dealer. These states might impose substantial fines or other penalties.

As of December 31, 2003, the NASD had informed the Company that one of its "registered representatives" has had his record purged since April 2001. As a result, any transactions by this individual during that period of non-registration may for the foreseeable future subject the Company to liability to the clients of this individual and may also subject the Company to fines from the states in which this individual transacted business. The individual has since been reinstated in 2004 and no longer works for the Company.

The Securities and Exchange Commission (the "SEC") has subpoenaed records of the Company dating back to 1990. The nature of the subpoena is an investigation as to the appropriateness of expenses that were paid by the Company on behalf of the Chairman and other officers from the companies mentioned in Note 3, and the system utilized by the Company to allocate such expenses. Outside counsel for the Company has advised that at this stage of the proceedings, the probable outcome of this investigation is unknown.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ration would exceed 10 to 1). As of December 31, 2003 the Company had net capital of $139,451 as defined under such rules, and a net capital requirement of $100,000. The Company's net capital ratio was .78:1.

7. Guarantees

As discussed in Note I, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. The average amount of customer balances maintained by its clearing broker and subject to such indemnification in December 2003 was approximately $1,025,000. No liability has been recorded relating to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities.

SUPPLEMENTARY INFORMATION

MORGAN SCHIFF & CO., INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

As of December 31, 2003

Net capital	
Total ownership equity	$ 1,953,057
Less: nonallowable assets, deductions, and charges:	
Employee advances	296,224
Receivable from Chairman	1,407,117
Furniture and equipment, net	10,605
Prepaid expenses	31,157
Inventory	1,504
Other assets	66,999
Total nonallowable assets, deductions, and charges	1,813,606
Net capital	139,451
Computation of aggregate indebtedness:	
Total aggregate indebtedness in the statement of financial condition	108,633
Computation of basic net capital requirement:	
Minimum net capital requirement	100,000
Excess net capital	$ 39,451
Ratio of aggregate indebtedness to net capital.	.78:1

Miscellaneous audit adjustments resulted in a difference in net capital of $18,402 as compared to the net capital of $157,853, and a difference in aggregate indebtedness of $21,428, as previously reported in the Unaudited Form X-17AS, Part II filing as of December 31, 2003.

See independent auditors' report.

MORGAN SCHIFF & CO., INC.

RECONCILIATION OF UNAUDITED FORM X-17AS, PART II
AND AUDITED FINANCIAL STATEMENTS

As of December 31, 2003

	Amounts Per Unaudited Focus Report	Amounts Per Audited Financial Statements	Difference
Net capital			
Total ownership equity	$ 1,858,494	$ 1,953,057	$ 94,563
Less: nonallowable assets, deductions, and charges:			
Employee advances	167,300	296,224	128,924
Receivable from Chairman	1,405,246	1,407,117	1,871
Furniture and equipment, net	11,200	10,605	(595)
Prepaid expenses		31,157	31,157
Inventory	3,375	1,504	(1,871)
Other assets	113,520	66,999	(46,521)
Total nonallowable assets, deductions, and charges	1,700,641	1,813,606	112,965
Net capital	157,853	139,451	(18,402)
Computation of aggregate indebtedness:			
Total aggregate indebtedness in the statement of financial condition	87,205	108,633	21,428
Computation of basic net capital requirement:			
Minimum net capital requirement	100,000	100,000	
Excess net capital	$ 57,853	$ 39,451	$ (18,402)
Ratio of aggregate indebtedness to net capital.	.55:1	.78:1	

See independent auditors' report.

MORGAN SCHIFF & CO., INC.

STATEMENT REGARDING SEC RULE 15c3-3

As of December 31, 2003

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report on Internal Control Structure Required by SEC 17a-5

Board of Directors
Morgan Schiff & Co., Inc.

In planning and performing our audit of the financial statements of Morgan Schiff & Co., Inc. (the "Company") for the year ended December 31 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures following by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the criteria of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraphs.

www.skpny.com

Independent Auditors' Report on Internal Control Structure Required by SEC 17a-5 (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities and its operations that we consider to be material weaknesses as defined above.

Essentially, all of the Company's operational and recordkeeping procedures are performed by two individuals. Consequently, the segregation of duties which is normally required for effective internal control is not practical. Due to its size, the Company has no plans to change operational and recordkeeping procedures. These conditions were considered in determining the nature, timing and extent of the audit of the financial statements, and this report does not affect our report on those financial statements dated July 8, 2004.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's criteria.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spielman Koenigsberg + Parker LLP

July 8, 2004